Sub-Item 77I: Terms of New or Amended Securities

Pursuant to the Articles Supplementary for The Hartford Mutual Funds, Inc. (“Company”), effective November 30, 2007, The Board of Directors of the Company allocated additional Class A shares to existing series of The Hartford Checks and Balances Fund, Class I shares to existing series of The Hartford Checks and Balances Fund and to allocate additional shares to The Hartford Global Equity Fund, a new series of the Company.

Pursuant to the Articles Supplementary for The Hartford Mutual Funds, Inc. (“Company”), effective February 28, 2008, The Board of Directors of the Company allocated additional shares to The Hartford Diversified International Fund, a new series of the Company, allocated Class I shares to existing series of The Hartford International Opportunities Fund and The Hartford Stock Fund and allocated additional Class R4 shares to existing series of The Hartford Money Market Fund.